EXHIBIT 99.1

CAPITALISATION
The following table shows the capitalisation and indebtedness of Lloyds Banking Group plc together with its subsidiaries (the Group) on a consolidated basis as at 30 June 2026. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 30 Jun 2026 £m

Equity
Ordinary shareholders’ equity	41,461
Other equity instruments	5,551
Non-controlling interests	225
Total equity	47,237

Indebtedness
Subordinated liabilities	9,235
Debt securities
Debt securities in issue at amortised cost	90,853
Liabilities designated at fair value through profit or loss	4,238
Total debt securities	95,091
Total indebtedness	104,326

Total capitalisation and indebtedness	151,563
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 30 June 2026, all indebtedness was unsecured except for £19.8 billion of securitisation notes and covered bonds and £1.4 billion of debt securities issued by the Group’s asset-backed conduits.
There have been no issuances or redemptions of subordinated liabilities, debt securities or other equity instruments since 30 June 2026.
There has been no material change in the information set forth in the table above since 30 June 2026.